Filed by Stable Road Acquisition Corp. pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Stable Road Acquisition Corp. (File No. 001-39128)

Momentus’ Latest-Generation Thruster Achieves 350 Test Cycles in Ground Testing

SANTA CLARA, Calif. – BusinessWire – Momentus Inc. (“Momentus” or the “Company”), a U.S. commercial space company that plans to offer in-space infrastructure services, today announced that its latest-generation Microwave Electrothermal Thruster (MET) has completed 350 test cycles during the initial stages of “life testing” - the final stage of the thruster’s ground test campaign. The testing to date has produced results that are consistent with the Company’s expectations for engine performance and the resilience of the engine design for the time tested.

This latest-generation thruster improves on earlier thruster designs by incorporating several design innovations to the nozzle to extend the thruster’s total lifetime. The water-cooling system is expected to extend Vigoride’s range and pave the way for ultra-long-life thrusters needed for future reusable vehicles. Momentus is developing Vigoride to support services in Low-Earth Orbit. The Company has completed the manufacturing of two Vigoride vehicles, one with a 30 W thruster, and a second with a 550W thruster. A third Vigoride vehicle is currently in build and incorporates a 750W thruster.

“The latest-generation thruster has reached 350 cycles with no detectable performance degradation,” said Momentus Chief Technology Officer Rob Schwarz. “We have been undertaking a comprehensive ground test campaign that we anticipate completing in November of this year. Our objective is to validate the thruster’s performance which includes thrust, specific impulse, and achievable lifetime.”

The ground test campaign is expected to serve as a stepping stone to future in-space demonstrations, which the Company is targeting to begin with its inaugural flight of Vigoride slated for no earlier than June 2022. Vigoride’s first flight is expected to provide essential on-orbit functional proof of principle and performance verification data for its MET technology. This data will be used to assess the efficacy of the MET, and identify potential refinements or upgrades for future versions of the MET.

Momentus believes that its MET technology can provide a unique competitive advantage for its vehicles and services. The MET water plasma-based thruster was launched in July 2019 in a mission known as El Camino Real. The mission did not meet its pre-launch success criteria. At the same time, Momentus believes there were aspects of the mission that were clearly significant. El Camino Real was the first time an MET thruster was fired in space, and also the first time a water plasma-based propulsion system was used for the firing of a thruster in space. Since then, the Company has continued to evolve its design. The latest 750W thruster now in ground-testing is approximately 25 times more powerful than the original thruster design.

Additional Information and Where to Find It

In connection with the proposed transaction contemplated by the merger agreement between Stable Road Acquisition Corp. (“Stable Road”) and Momentus (the “Proposed Transaction”), Stable Road has filed with the SEC a registration statement on Form S-4, as amended (the “Registration Statement”) that includes a proxy statement of Stable Road, a consent solicitation statement of Momentus and prospectus of Stable Road, and each party will file other documents with the SEC regarding the Proposed Transaction. The Registration Statement has been declared effective by the SEC. A definitive proxy statement/consent solicitation statement/prospectus and other relevant documents have been sent to the stockholders of Stable Road and Momentus, seeking any required stockholder approval, and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE EFFECTIVE REGISTRATION STATEMENT AND DEFINITIVE PROXY STATEMENT/CONSENT SOLICITATION/PROSPECTUS IN CONNECTION WITH STABLE ROAD’S SOLICITATION OF PROXIES FOR STABLE ROAD’S SPECIAL MEETING OF STOCKHOLDERS TO APPROVE THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The definitive proxy statement/consent solicitation statement/prospectus was mailed to Stable Road’s stockholders as of the record date (July 7, 2021) established for voting on the Proposed Transaction and the other matters to be voted upon at the special meeting of stockholders. Stable Road’s stockholders are also able to obtain copies of the proxy statement/consent solicitation statement/prospectus, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction, without charge at the SEC’s website at http://www.sec.gov or by directing a request to: Stable Road Capital LLC, James Norris, CPA, Chief Financial Officer, 1345 Abbot Kinney Blvd., Venice, CA 90291; Tel: 310-956-4919; james@stableroadcapital.com.

Forward Looking Statements

This press release may contain a number of “forward-looking statements”. Forward-looking statements include statements about the anticipated capabilities of Momentus’ technology currently in development. These forward-looking statements are based on Momentus’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Momentus’ management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Stable Road or Momentus is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Momentus; risks related to the development of our water-based propulsion system (microwave electrothermal thruster) and other technology, including failures, setbacks or delays in reaching objectives and other milestones; risks related to the ability of customers to cancel contracts for convenience; risks related to compliance with the National Security Agreement; risks related to the rollout of Momentus’ business and the timing of expected business milestones; the effects of competition on Momentus’ future business; level of product service or product or launch failures that could lead customers to use competitors’ services; developments and changes in laws and regulations, including increased regulation of the space transportation industry; the impact of significant investigative, regulatory or legal proceedings; the amount of redemption requests made by Stable Road’s public stockholders; the ability of Stable Road or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and other risks and uncertainties indicated from time to time in the definitive proxy statement/consent solicitation statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Stable Road. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements included in this press release speak only as of the date of this press release. Except as required by law, neither Stable Road nor Momentus undertakes any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this release. Additional risks and uncertainties are identified and discussed in the Stable Road’s reports filed with the SEC and available at the SEC’s website at www.sec.gov.

Participants in the Solicitation

Stable Road, Momentus and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies of Stable Road’s stockholders in connection with the Proposed Transaction. STABLE ROAD’S STOCKHOLDERS AND OTHER INTERESTED PERSONS MAY OBTAIN, WITHOUT CHARGE, MORE DETAILED INFORMATION REGARDING THE DIRECTORS AND OFFICERS OF STABLE ROAD IN ITS ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020, WHICH WAS FILED WITH THE SEC ON JUNE 10, 2021. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED PARTICIPANTS IN THE SOLICITATION OF PROXIES TO STABLE ROAD’S STOCKHOLDERS IN CONNECTION WITH THE PROPOSED TRANSACTION AND OTHER MATTERS TO BE VOTED AT THE PROPOSED TRANSACTION SPECIAL MEETING IS SET FORTH IN THE EFFECTIVE REGISTRATION STATEMENT FOR THE PROPOSED TRANSACTION. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Proposed Transaction is included in the effective Registration Statement that Stable Road filed with the SEC.

No Offer or Solicitation

This press release is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Transaction or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Investors

Darryl Genovesi at investors@momentus.space

Media

Jessica Pieczonka at press@momentus.space

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